Champion Enterprises, Inc.
755 West Big Beaver Road, Suite 1000
Troy, Michigan 48084
January 27, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Champion Enterprises, Inc. Registration Statement on Form S-3 Filed July 1, 2009 File No. 333-160372
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Champion Enterprises, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission for an order granting the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-160372), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 1, 2009, and was never declared effective. No securities have been sold under the Registration Statement.
The Company is requesting this withdrawal because its common stock was removed from listing on the New York Stock Exchange and the Chicago Stock Exchange due to the Company’s filing on November 15, 2009 of a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code.
Please contact the undersigned at 248-614-8200 with any questions concerning this request.

Very truly yours, Champion Enterprises, Inc.
By:	/s/ Roger K. Scholten
Roger K. Scholten, Senior Vice President, General Counsel and Secretary